FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contact:	Investor Contact:
Louis Cheng	Anne Marie McCauley
A&R Edelman	Check Point Software Technologies
650.762.2814	650.628.2040
lcheng@ar-edelman.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS FINANCIAL RESULTS FOR THE
FIRST QUARTER OF 2007

23 Percent Growth in Revenues and 33 Percent Growth in Deferred Revenues
Year over Year

REDWOOD CITY, Calif., – April 26, 2007– Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the first quarter ended March 31, 2007.

Financial Highlights for the First Quarter of 2007
—	Revenues: $164.0 million, an increase of 23 percent, compared to $133.6 million in the first quarter of 2006. In the first quarter of 2007, network security contributed $146.5 million to revenues, an increase of 10 percent, compared to the first quarter of 2006. Data security contributed $17.5 million to revenues through the acquisition of Protect Data.
—	Deferred Revenues: $238.4 million, an increase of $34.3 million, or 17 percent, over deferred revenues as of December 31, 2006, and an increase of $59.5 million, or 33 percent, compared to deferred revenues as of March 31, 2006. The consolidation of the data security business contributed $13.3 million in deferred revenues to our balance sheet during the first quarter of 2007 through the acquisition of Protect Data.
—	Earnings per Diluted Share – GAAP: $0.21, compared to $0.25 in the first quarter of 2006. The primary differences in GAAP earnings per share in the first quarter of 2007 compared to the first quarter of 2006 are the acquisition related charges as follows: an in-process R&D charge in the amount of $0.07 related to the acquisition of Protect Data and additional acquisition related charges (net) of $0.02 related to the acquisitions of Protect Data and NFR Security.
—	Earnings per Diluted Share – Non GAAP: $0.35, an increase of 13 percent compared to $0.31 in the first quarter of 2006. Non-GAAP EPS excludes charges for in-process R&D, equity based compensation expenses and acquisition related charges[1].

[1] “Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees. “Acquisition related charges” refer to the impact of the amortization of intangible assets, acquired in-process R&D and other acquisition related expenses.

—	Net Income – GAAP: $46.9 million, compared to $61.6 million in the first quarter of 2006. The primary differences in GAAP net income in the first quarter of 2007 compared to the first quarter of 2006 are the acquisition related charges as follows: an in-process R&D charge in the amount of $17.0 million related to the acquisition of Protect Data and additional acquisition related charges (net) of $5.4 million related to the acquisitions of Protect Data and NFR Security.
—	Net Income – Non GAAP: $78.6 million, an increase of $3.5 million, or 5 percent, compared to $75.1 million in the first quarter of 2006. Non-GAAP net income excludes charges for in-process R&D, equity based compensation expenses and acquisition-related charges.
—	Share Repurchase Program: During the first quarter of 2007, Check Point purchased 2.3 million shares at a total cost of approximately $55.6 million.
—	Cash Flow: Cash flow from operations was $110.0 million, compared to $116.6 million in the first quarter of 2006.
—	Cash and Investments Balance: $1.12 billion as of March 31, 2007

See “Use of Non-GAAP Financial Information” and “Reconciliation between GAAP and Non-GAAP Statement of Income” below for more information regarding Check Point’s use of Non-GAAP financial measures.

“Our business in the first quarter produced healthy financial results and marks a good start to 2007,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “These results reflect growth in our network security business with the success of our new products and subscription programs as well as our expansion into the data security market.”

During the first quarter of 2007, we introduced products aligned with our PURE focus on IT security and strengthened our unified security architecture. Key business highlights and product introductions included the following:

—	Expanded Unified Security Architecture into Data Security – In the first quarter we made a big step in expanding the Check Point business into the data security field with the completion of the Protect Data acquisition on January 17, 2007. The new data security layer we added to our architecture enables customers to keep their mobile data secure and minimizes the risk of data loss and theft.

—	New Version of Network Security Products (NGX R65) with Enhanced Features and Performance – Launched a new version of the NGX platform which significantly reduces the complexity of enterprise network security management. This latest release includes the ability to add security management plug-ins for better integration of current and future security functionalities, expands internal security through new network access control (NAC) functionality and includes new features such as Web filtering, VoIP enhancements, additional security protections and more.

As part of the NGX R65 release, VPN-1 Power sets a new industry standard for security performance for combined firewall and intrusion prevention speeds through an open server: 12 Gigabits per second (Gbps) for firewall throughput and up to 5.1 Gbps intrusion prevention throughput.

—	Check Point UTM-1 Security Appliances to Address the Mid-Market– Unveiled a powerful new line of unified threat management (UTM) appliances with multi-layered protection against Internet threats. This new line of appliances is based upon Check Point’s proven enterprise security expertise and the company’s vision of a Unified Security Architecture for businesses. The appliances are easily deployed and can be centrally controlled to help simplify management for multiple sites.

—	Check Point Integrity Achieved Prominent EAL 4 U.S. Government Certification – Certified for endpoint firewall, application, IM and spyware security. Check Point is now the only security vendor certified for all critical network security categories –firewall, VPN, IDS, IPS, endpoint security – and for our data security products.

Partial List of Awards in the First Quarter 2007:

—	Recognized by VARBusiness as a Five-Star Partner Program and Amnon Bar-Lev as a Top 60 Channel Executive – Named for delivering on channel commitments and for excellence in partner enablement and support.

—	Received a CNET Editors’ Choice Award for ZoneAlarm Internet Security Suite 7– Recognized for providing, “the perfect balance between best-of-breed security protection and ease of use.”

Mr. Shwed continued, “In the first quarter, we launched our PURE security initiative that positions us uniquely with the technology, solutions and architecture that focus on our customers IT security needs of the future. Early evidence of the success of our extended unified security architecture is reflected in the growth we experienced this quarter across our network security and data security businesses.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 26, 2007 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through May 10, 2007 at the Company’s website http://www.checkpoint.com/ir or by telephone at (973) 341-3080, pass code 8655662.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123R and acquisition related charges. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Forward-looking statements include statements regarding Check Point’s belief that its new PURE focus on IT security positions it strategically as the provider customers will rely on in the future as they build out their IT security architecture, and Check Point’s belief that early evidence of the success of its extended unified security architecture is reflected in the growth it experienced this quarter across its network security and data security businesses. Because these statements pertain to future events they are subject to various risks and uncertainties, and actual results could differ materially from Check Point’s current expectations and beliefs. Factors that could cause or contribute to such differences include, but are not limited to: whether customers purchase and adopt Check Point solutions for their IT security architecture, the mix of sales of new products and long-term subscriptions; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products; and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. The company is a market leader in the worldwide enterprise firewall, personal firewall, data security and VPN markets. Check Point’s PURE focus is on IT security with its extensive portfolio of network security, data security and security management solutions. Through its NGX platform, Check Point delivers a unified security architecture for a broad range of security solutions to protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company also offers market leading data security solutions through its Pointsec product line, protecting and encrypting sensitive corporate information stored on PCs and other mobile computing devices. Check Point’s award-winning ZoneAlarm Internet Security Suite and additional consumer security solutions protect millions of consumer PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003–2007 Check Point Software Technologies Ltd. All rights reserved. Check Point, AlertAdvisor, Application Intelligence, Check Point Express, Check Point Express CI, the Check Point logo, ClusterXL, Confidence Indexing, ConnectControl, Connectra, Connectra Accelerator Card, Cooperative Enforcement, Cooperative Security Alliance, CoSa, DefenseNet, Dynamic Shielding Architecture, Eventia, Eventia Analyzer, Eventia Reporter, Eventia Suite, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, Hybrid Detection Engine, IMsecure, INSPECT, INSPECT XL, Integrity, Integrity Clientless Security, Integrity SecureClient, InterSpect, IPS-1, IQ Engine, MailSafe, NG, NGX, Open Security Extension, OPSEC, OSFirewall, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureClient Mobile, SecureKnowledge, SecurePlatform, SecurePlatform Pro, SecuRemote, SecureServer, SecureUpdate, SecureXL, SecureXL Turbocard, Sentivist, SiteManager-1, SmartCenter, SmartCenter Express, SmartCenter Power, SmartCenter Pro, SmartCenter UTM, SmartConsole, SmartDashboard, SmartDefense, SmartDefense Advisor, Smarter Security, SmartLSM, SmartMap, SmartPortal, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, UserAuthority, User-to-Address Mapping, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Express, VPN-1 Express CI, VPN-1 Power, VPN-1 Power VSX, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 UTM, VPN-1 UTM Edge, VPN-1 VSX, Web Intelligence, ZoneAlarm, ZoneAlarm Anti-Spyware, ZoneAlarm Antivirus, ZoneAlarm Internet Security Suite, ZoneAlarm Pro, ZoneAlarm Secure Wireless Router, Zone Labs, and the Zone Labs logo are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. ZoneAlarm is a Check Point Software Technologies, Inc. Company. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988, and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended
	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)

Revenues:
Products and licenses	$66,048	$54,819
Software subscriptions	67,576	62,527
Services	30,345	16,246

Total revenues	163,969	133,592

Operating expenses:
Cost of revenues	16,960	8,067
Research and development	18,868	16,283
Selling and marketing	52,162	36,363
General and administrative	14,100	12,161
Acquired in process research and development	17,000	-

Total operating expenses	119,090	72,874

Operating income	44,879	60,718
Financial income, net	13,068	15,508

Income before income taxes	57,947	76,226
Taxes on income	10,999	14,593

Net income	$46,948	$61,633

Earnings per share (basic)	$0.21	$0.25

Number of shares used in computing earnings per
share (basic)	224,917	243,740

Earnings per share (diluted)	$0.21	$0.25

Number of shares used in computing earnings per
share (diluted)	227,691	245,698

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Three Months Ended
	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)

GAAP operating income	$44,879	$60,718
Stock-based compensation (1)	8,338	11,600
Amortization of intangible assets and acquisition
related expenses (2)	8,963	2,432
Acquired in process research and development	17,000	-

Non-GAAP operating income	$79,180	$74,750

GAAP net income	$46,948	$61,633
Stock-based compensation (1)	8,338	11,600
Amortization of intangible assets and acquisition
related expenses (2)	8,963	2,432
Acquired in process research and development	17,000	-
Taxes on amortization of intangible assets and
acquisition related expenses (3)	(2,646)	(542)

Non-GAAP net income	$78,603	$75,123

GAAP Earnings per share (diluted)	$0.21	$0.25
Stock-based compensation (1)	0.04	0.05
Amortization of intangible assets and acquisition
related expenses (2)	0.04	0.01
Acquired in process research and development	0.07	0.00
Taxes on amortization of intangible assets and
acquisition related expenses (3)	(0.01)	0.00

Non-GAAP Earnings per share (diluted)	$0.35	$0.31

Number of shares used in computing Non-GAAP
earnings per share (diluted)	227,691	245,698

(1) Stock-based compensation:
Cost of revenues	$128	$110
Research and development	1,010	3,549
Selling and marketing	1,721	2,619
General and administrative	5,479	5,322

Total	$8,338	$11,600

(2 & 3) Amortization of intangible assets and
acquisition related expenses:
Cost of revenues	$6,262	$1,354
Selling and marketing	2,701	151
General and administrative	-	927

(2) Subtotal before taxes	8,963	2,432
(3) Taxes on income	(2,646)	(542)

Total	$6,317	$1,890

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	March 31, 2007	December 31, 2006
	(unaudited)	(unaudited)

Current assets:
Cash and cash equivalents	$246,068	$519,443
Marketable securities	446,473	571,621
Trade receivables, net	135,632	141,881
Other receivables and prepaid expenses	23,170	22,408

Total current assets	851,343	1,255,353

Long-term assets:
Marketable securities	428,965	558,874
Property, plant and equipment, net	51,946	47,192
Intangible assets, net	191,147	23,117
Goodwill	656,540	182,115
Deferred income taxes, net	6,977	6,977
Other assets	655	534

Total long-term assets	1,336,230	818,809

Total assets	$2,187,573	$2,074,162

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:
Deferred revenues	$238,403	$204,149
Trade payables and other accrued liabilities	175,153	153,900

Total current liabilities	413,556	358,049

Deferred tax liability, net	43,200	-
Accrued severance pay, net	5,407	4,580
Minority	447	-

Total liabilities	462,610	362,629

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	431,786	422,381
Treasury shares at cost	(775,834)	(728,909)
Accumulated other comprehensive loss	(1,107)	(6,293)
Retained earnings	2,069,344	2,023,580

Total shareholders' equity	1,724,963	1,711,533

Total liabilities and shareholders' equity	$2,187,573	$2,074,162

Total cash and cash equivalents and marketable securities	1,121,506	1,649,938

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended
	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$46,948	$61,633
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,237	1,411
Decrease in trade and other receivables, net	38,568	29,468
Increase (decrease) in trade payables and other accrued liabilities	(5,786)	9,057
Acquisition of in process research and development	17,000	-
Amortization of intangible assets	8,963	1,504
Stock-based compensation	8,338	11,600
Other adjustments	(5,260)	1,932

Net cash provided by operating activities	110,008	116,605

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of Pointsec, net	(594,034)	-
Investment in property and equipment	(4,422)	(1,173)

Net cash used in investing activities	(598,456)	(1,173)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	7,517	17,408
Purchase of treasury shares	(55,627)	(63,925)
Tax benefit related to exercise of stock options	-	1,250

Net cash used in financing activities	(48,110)	(45,267)

Unrealized gain (loss) on marketable securities, net	8,126	(4,581)

Increase (decrease) in cash and cash equivalents and marketable securities	(528,432)	65,584

Cash and cash equivalents and marketable securities at the beginning of the period	1,649,938	1,725,343

Cash and cash equivalents and marketable securities at the end of the period	1,121,506	1,790,927

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 26, 2007	CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer